ETTER TO SHAREHOLDERS



04





CABLEVISION Systems Corp







Our full suite of services – video, data and voice – delivered record-breaking results and unprecedented industry penetration levels in 2004.

Dear Shareholders

2004 WAS A BREAKTHROUGH YEAR FOR CABLEVISION.

The company hit its stride with a winning combination of differentiated services and record-breaking results. Today, Cablevision is delivering the full promise of broadband – and a powerful, and unique, mix of entertainment, sports and communications.

This past year, Cablevision claimed industry-leading penetration rates across every one of our consumer services. The extraordinary success of our digital strategy, driven by these superior services and a state-of-the-art network, ensured the company met or exceeded key guidance objectives for financial performance in 2004, including the achievement of positive free cash flow in our Telecommunications division in the fourth quarter.

Going forward, Cablevision is extremely well-positioned to continue reaping the benefits of our operating successes and improved financial position. Reinvesting in our core businesses and pursuing strategic business opportunities have the potential to create significant value for our customers and shareholders in 2005.

CABLEVISION HAS BUILT the nation's most advanced network, which passes 4.4 million homes in the New York metropolitan area, America's most demographically attractive and densely clustered marketplace. To meet the entertainment, information and communications demands of this important market, Cablevision delivers a full suite of unparalleled video, data and voice services throughout our entire footprint.

In 2004, our Telecommunications Services division, which includes the company's analog and digital video, high-speed data, voice and Lightpath commercial telecommunications businesses, capitalized on the advantages of our superior network and services to achieve a 15 percent increase in net revenues to $3.1 billion, surpassing the $3 billion mark for the first time. Meanwhile, Cablevision leads the industry in revenue-generating unit (RGU) growth, which climbed 23 percent from 2003 to a record 6.1 million total combined video, data and voice customers in 2004.

Cablevision celebrated a number of industry achievements this past year. The company's iO: Interactive Optimum digital video service ended the year with 1.5 million customers, up 64 percent, or almost 580,000 customers, since year-end 2003. Today, more than half of all of our video customers choose iO, making Cablevision the first company ever to achieve 50 percent digital penetration. Our high-definition (HD) offerings, now totaling 16 – more than any other cable or traditional satellite company – prompted a 30 percent increase to 133,000 customers in the last three months of 2004 alone. The company also launched 25 subscription-based game packages for digital customers and Optimum Autos, an Internet- and TV-based classified advertising service that attracted more than 265,000 unique home users in January 2005.

As iO continued to introduce compelling product features and applications, our Optimum Online (OOL) high-speed Internet offering had its best year ever. OOL ended 2004 with nearly 1.4 million customers and a 30 percent penetration rate, the highest the industry has ever seen. Now more than triple the speed of DSL and 150 times faster than dial-up, OOL remains far superior to anything else on the market and, this past year, received *PC Magazine's* "Reader's Choice" award.

SHAREHOLDER INFORMATION

Corporate Headquarters
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714-3581

Web Address
Cablevision can be found on the Internet at www.cablevision.com

Financial Reports
Financial reports, including Form 10K, Form 10Q and annual reports, can be accessed and ordered online at www.cablevision.com

You may also obtain financial documents by contacting:
Cablevision Systems Corporation
Investor Relations
1111 Stewart Avenue
Bethpage, NY 11714-3581
516-803-2270
investor@cablevision.com

Earnings Information
Press releases can be accessed online at www.cablevision.com

Stock Information
Cablevision Systems Corporation is listed on the New York Stock Exchange under the symbol CVC.

Annual Meeting
The annual meeting of stockholders will be held on May 19, 2005, at 10:00 a.m. at Cablevision's corporate headquarters.

Independent Auditors
KPMG LLP
Melville, NY

Transfer Agent and Registrar
Mellon Investor Services
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-851-9677

Created by Cablevision Corporate Communications and Investor Relations

Woman talking on phone, man using laptop - *Dick Luria/Getty Images*

Girls using telephone - *David Woolley/Getty Images*

Family watching TV - *Mieke Dalle/PhotoAlto/Getty Images*

Stephon Marbury and Madison Square Garden - *MSG Photos*

Madonna, George W. Bush at RNC, Radio City Music Hall marquee - *George Kalinsky for Madison Square Garden*

Marisa Tomei - *Scott Pasfield*

AMC's *Sunday Morning ShootOut* - *Alex Berliner*

Fahrenheit 9/11 graphic - *IFC Films/Lions Gate Films*

Charles and James Dolan - *Zachary Zavislak*

Cablevision has submitted to the New York Stock Exchange the required certification of the Chief Executive Officer with respect to Cablevision's compliance with the New York Stock Exchange's corporate governance listing standards.

This letter to shareholders contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.





▲ Home to the New York Knicks, Madison Square Garden welcomed 4 million visitors in 2004.



◂ One of the hottest acts of the year, Madonna strutted her stuff at the "World's Most Famous Arena."

The Garden made history in ▸ 2004, hosting New York's first Republican National Convention.



Rounding out Cablevision's digital offerings, Optimum Voice continued to set growth records in 2004. The company's competitive VoIP service ended its first full year of operation with nearly 273,000 customers, 44 percent of which signed on in the fourth quarter. The first cable company to launch voice throughout its entire footprint, Cablevision expects demand for Optimum Voice to accelerate in 2005, as the company increases its penetration of OOL customers and continues to roll out number portability on a wider scale.

Lightpath had a strong 2004 as well, with lightpath.net and other data transport services driving revenue growth. Commercial data sales are expected to continue to fuel revenue generation in 2005, while Metro Ethernet, Lightpath's all IP service, will become a key offering.

ALSO GENERATING EXCITEMENT in the New York market this past year were Cablevision's entertainment venues, sports teams, and local and regional programming operations. Named *Billboard's* "2004 Venue of the Year" and Pollstar's "2004 Arena of the Year," Madison Square Garden attracted more than 4 million visitors to 300 events, which included the country's hottest acts, from Madonna and Prince to Usher and Jay Z. The world-famous arena also made history this past year, hosting the first Republican National Convention ever held in New York City.

The Garden remained center stage for the New York Knicks in 2004. Leading the NBA in ticket revenue for the 13th straight year, the team is poised for long-term success under the direction of Isiah Thomas, who joined the organization at the end of 2003. Meanwhile, the Rangers have been transformed into one of the deepest young teams in the NHL and are looking forward to a promising showing during the next NHL season. Remaining No. 1 in WNBA ticket sales, in 2004 the Liberty became the first sports team to play on the Great Stage of Radio City Music Hall, moving from Madison Square Garden to accommodate the Republican National Convention.

In 2004, the New York Liberty became the first sports team to play on Radio City Music Hall's Great Stage. ▾


RADIO CITY



In addition to basketball, the famed music hall hosted more than 70 concerts, events and attractions in 2004, including headliners such as Elton John, Enrique Iglesias, Jessica Simpson and *Dora The Explorer Live!*. Meanwhile, Radio City's Christmas shows, featuring the world-renowned Rockettes, welcomed a record-breaking 2.2 million people, with 1.2 million attending the *Radio City Christmas Spectacular* in New York and another million attending *Christmas Across America* in six markets nationwide.

CONTINUING TO COMPLEMENT OUR NEW YORK BUSINESSES this past year were Cablevision's local and regional information, news and sports programming. According to 2004 Nielsen surveys, the company's five-channel News 12 Networks, which were awarded 10 New York Emmys, remained viewers' first choice for local news. A cumulative average of 800,000 homes tuned in each day to MetroChannels' Metro Traffic and Weather in 2004, while MetroStories continued its headline coverage of the fashion world with the popular *Full Frontal Fashion*.

On the sports front, MSG Networks scored big this past year, securing television rights to the New Jersey Devils and Buffalo Sabres, while locking in ESPN radio as the official "radio voice" of the Knicks and Rangers. Another source for regional sports, Rainbow Sports Networks made inroads in HD in 2004, bringing the action of the Oakland A's, San Francisco Giants, Golden State Warriors and Boston Celtics to viewers in this captivating format.

Early in 2005, Cablevision restructured its ownership of certain assets owned with News Corporation through Regional Programming Partners. Cablevision will now own 100 percent of Madison Square Garden and its properties, and of FSN New York. As a result of this transaction, the company will also own 100 percent of FSN Chicago and 50 percent of FSN New England; and it will continue to own 60 percent of FSN Bay Area.



▲ Academy Award® winner Jamie Foxx and producer Taylor Hackford join hosts Peter Bart and Peter Guber on AMC's *Sunday Morning ShootOut.*



◂ The popular *Bridezillas* on WE



Marisa Tomei on IFC's, *In the Company of Women*



FAHRENHEIT

In 2004, IFC Films released *Fahrenheit 9/11,* the highest-grossing documentary of all time. ▸

RAINBOW MEDIA HOLDINGS LLC's national programming also generated headlines this past year, making significant strides in affiliate and subscriber growth, advertising revenue, ratings and program development. The group's premier networks – AMC, IFC (The Independent Film Channel) and WE: Women's Entertainment – saw revenue grow 18 percent to $523 million and the number of viewing subscribers increased 7 percent in 2004.

With more than 76 million viewing subscribers, AMC had its strongest year yet, setting new ratings records across all day parts in 2004 as it produced four new pilots and critically acclaimed series such as *Sunday Morning ShootOut*, which featured recent Academy Award® winners Jamie Foxx and Clint Eastwood.

IFC's subscribers rose 16.5 percent in 2004 to nearly 35 million as the network celebrated its 10th anniversary with its most ambitious slate of original programming ever. IFC Films, IFC Entertainment's distribution company, released 11 motion pictures in 2004, including the highly praised *Touching The Void* and *Fahrenheit 9/11*, which won the Palme d'Or at Cannes and became the highest-grossing documentary of all time.

WE: Women's Entertainment had an exceptional year, with nearly 50 million viewing subscribers tuning in to quality series, films and documentaries, including the hit Australian drama *McLeod's Daughters* and the reality series *Bridezillas.* And music network fuse finished 2004 with more than 33 million viewing subscribers, up 12 percent from 2003, and nine new series, including *Celebrity Tastemaker, The F-List, Fusified* and *Free Ticket.*

In addition, with its 11 Penn Plaza facility, Rainbow Media now boasts the largest HD post-production business in the United States, which it is actively using to develop its suite of 21 high-definition channels. In 2005, Rainbow began marketing these networks - the nation's largest single source of content created exclusively for HDTV - to cable and satellite providers.

Rainbow Media also continued to strengthen its on-demand offerings in 2004. Mag Rack, the company's suite of on-demand television programs, extended distribution to more than 2.7 million customers in 38 U.S. markets by year-end, with new titles like *24seven gamer, Wild Wheels* and *Guitar Xpress.* And sportskool, the nation's first video-on-demand network dedicated to expert sports and fitness instruction, expanded its reach to 1.2 million homes.

DEMONSTRATED BY THE INCREDIBLE SUCCESS of our digital strategy, 2004 was the year we firmly established Cablevision as a company that fulfills, and anticipates, the communications wants and needs of consumers.

Capitalizing on our unique assets, state-of-the-art network and talented management team, Cablevision delivers. Today, the company is positioned for future growth across all of its businesses. And going forward, we will continue to lead the way in developing and delivering services that strengthen our customer relationship, differentiate our product applications and drive new revenue opportunities.

As always, many thanks to our co-workers, customers, financial partners and shareholders. It is because of your dedication and support that Cablevision is able to offer consumers the most compelling and distinctive array of entertainment, sports and digital telecommunications services available today.

Respectfully submitted,
April 2005

Charles F. Dolan
Chairman

James L. Dolan
President and
Chief Executive Officer



A unique and powerful mix of entertainment, sports and communications services

CABLEVISION

The Optimum Family of Products

interactive Optimum

Optimum online

Optimum voice

amc TV FOR MOVIE PEOPLE

New York Knicks

RADIO CITY

MagRack

New York Rangers

IFC

FOX SPORTS NET

NEWS 12 NETWORKS

We women's entertainment

New York Liberty

MSG NETWORK

RADIO CITY ENTERTAINMENT

fuse

Lightpath A Service of Cablevision

metro channels

THEATER

Wolf Pack

RAINBOW SPORTS NETWORKS

CLEARVIEW CINEMAS We Bring Neighbors To The Movies

Power to Learn a service of CABLEVISION

VOOM HD originals

MADISON SQUARE GARDEN The World's Most Famous Arena

RAINBOW